Exhibit 3.1(c)

Exhibit E

Fourth Amended Exhibit 3.1 to LLC Agreement

EXHIBIT 3.1

Member	Class A Units	Contribution	Total Class A %	Class B-1 Units	Contribution	Total Class B-1%
USPB	94,680,681	$94,680,681.00	46.4143%	10,664,475.0	$10,664,475.00	68.5997%
	55,841,342 (1)	$55,841,342.00	27.3745%
NBPCo	31,553,956	$31,553,956.00	15.4684%	3,810,044.0	$ 3,810,044.00	24.5083%
	19,642,729 (1)	$19,642,729.00	9.6293%
TKK				842,857.5 (2)	$842,857.50	5.4217%
TMK	2,271,428	$ 2,271,428.00	1.1135%	228,571.5 (2)	$228,571.50	1.4703%
Total	203,990,136	$203,990,136.00	100%	15,545,948.0	$15,545,948.00	100%

(1)  The 55,841,342 new Class A Units held by USPB and 19,642,729 new Class A Units held by NBPCo (referred to as “Class A1 Units”) have additional Class A rights and preferences consisting of: (a) the Members agree that the Priority Return under the Company limited liability company agreement under Section 5.7.2(b) shall be seven percent (7%) per annum for Class A1 Units rather than five percent (5%) per annum; and (b) for purposes of determining Class B-1 ownership for liquidation or the redemption of Units, the Class A1 Units shall be deemed converted to Class B-1 Units at a ratio of one (1) Class B-1 Unit for 29.8214 Class A1 Units and then shall remain Class A1 Units after the determination.  Subject to lending covenants, the Board of Managers may redeem capital, including Class A1 Units after making tax distributions.  Without any redemption of Class A1 Units, the determination of Class B-1 ownership and rights for purposes of a redemption or liquidation event would be as follows:

Members	New Class B-1 Units	Total Class B-1 Units	Total Class B-1%
TKK		842,857.5	4.6626%
TMK		228,571.5	1.2644%
Total Klein		1,071,429.0	5.9270%

USPB	1,872,526.0612	12,537,001.0612	69.3527%
NBPCo	658,679.0518	4,468,723.0518	24.7203%

(2)  For purposes of redemption or liquidation of the 842,857.5 Class B-1 Units held by TKK Investments, LLC and the 228,571.5 Class B-1 Units held by TMKCo, LLC, as part of the consideration paid to TKK Investments, LLC or TMKCo, LLC there shall be paid by the Company a premium (“Non-Dilution Premium”).  The Non-Dilution Premium shall be determined by agreement of the Company and TMKCo, LLC and TKK Investments, LLC, which shall provide with the current Class B-1 Unit ownership, the Non-Dilution Premium will not exceed $4,323,902 and would be up to $4.03564 per Class B-1 Unit that TMKCo, LLC and TKK Investments, LLC hold after the initial twenty-five percent (25%) redemption on April 13, 2009.

E-1

This Schedule 3.1 is hereby agreed to as the statement of the Members ownership interests in the Company which shall amend the Company Limited Liability Company Agreement (“LLC Agreement”) to the extent rights, restrictions and preferences of the ownership interests are provided in this Schedule 3.1.  In cases where the provisions of this Schedule 3.1 conflict with the LLC Agreement, the provisions of this Schedule 3.1 shall control.

This Schedule 3.1 may be executed in counterparts with the effect of the counterparts being considered as one executed document.

National Beef Packing Company, LLC

  /s/ Steven D. Hunt

By Steven D. Hunt,

Its Chair

Timothy M. Klein

  /s/ Timothy M. Klein

Timothy M. Klein

TKK Investments, LLC

  /s/ Timothy M. Klein

By

    Its

TMKCo, LLC

  /s/ Timothy M. Klein

By

     Its

U.S. Premium Beef, LLC /s/ Steven D. Hunt By Steven D. Hunt Its CEO NBPCO HOLDINGS, LLC /s/ Eldon Roth By Eldon Roth Its President

E-2